February 28, 2003

Toronto Stock Exchange
Trading Symbol:  MAN

MANAGEMENT AND BOARD OF DIRECTORS CHANGE

Manhattan Minerals Corp. announces that Mr. Richard Allan, V.P. of Engineering since 1999, and a Director since 2001, is departing the company to assume the position of Manager of Engineering and Development for Barrick Gold Corp.  Mr. Allan has made important contributions to the company during his time here, including work on the Moris Mine in Mexico, and more recently with the completion and delivery of the EIA and Feasibility studies for the Tambogrande Project.  The Board of Directors express their most sincere appreciation to Mr. Allan for his contribution to the objectives of the company, and wishes him success in his new position.

The company is pleased to announce the election of Mr. Peter Tegart to the Board of Directors as a non-executive director.  Mr. Tegart first joined the Board of Directors and Management of Manhattan in 1990, and has a long history of contribution to the company.  Mr. Tegart stepped down from the Board in May 2002, and he is currently President and Chief Executive Officer of Frontier Pacific Mining Corporation, and Chairman of American Bullion Resources.  With the anticipated resumption of exploration activities in Peru during 2003, Mr. Tegart will provide important resource capacity for the Board of Directors.

For further information please contact,

Lawrence Glaser

Tel: (604) 669-3397

Chairman & CEO

www.manhattan-min.com